UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 06, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Sibanye-Stillwater SA PGM Investor day on Thursday 7 June 2018

Johannesburg, 6 June 2018: Sibanye-Stillwater (JSE: SGL & NYSE: SBGL) will be providing an update to investors, analyst and media on the Southern Africa (SA) Platinum Group Metals (PGM) operations as well as the Group's strategy tomorrow, (Thursday, 7 June 2018) in Johannesburg. The event will start at 10:00 CAT (04:00 EST) and is scheduled to conclude at about 15:30 CAT (09:30 EST).

The presentations will be webcast live and will be available on the website: https://www.sibanyestillwater.com/investors/events/pgm-day.

Please see the webcast and dial-in details for the event below.

Webcast link: http://themediaframe.eu/links/sibanye180607.html

Conference call details

PARTICIPANT TELEPHONE NUMBERS (Assisted)
Johannesburg (Telkom)   010 201 6800
Johannesburg (Neotel)   011 535 3600
USA and Canada   1 508 924 4326
UK   0 333 300 1418
Other Countries (Neotel)   +27 11 535 3600
Other Countries (Telkom)   +27 10 201 6800

Please ask to be joined into the Sibanye-Stillwater call.

Conference replay numbers and codes
South Africa: 010 500 4108
UK: 0 203 608 8021
Australia: 073 911 1378
USA: 1 412 317 0088
International: +27 10 500 4108
Replay Access Code: 13911
End Date: Jun 13, 2018
Available 1 hour after the end of the conference. Participants will be required to state their name and company upon entering the call.

For more information, please email Carol Smith at carol.smith@sibanyestillwater.com

Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "can", "unlikely", "could" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 2 April 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: June 06, 2018

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer